Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 (415) 733-6000

July 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention:	Cindy Polynice
Alan Campbell
Angela Connell
Gary Newberry

Re:	Sagimet Biosciences Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 3, 2023
Registration Statement on Form S-1 Filed June 23, 2023
File No. 333-272901

Ladies and Gentlemen:

This letter is submitted on behalf of Sagimet Biosciences Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on June 23, 2023, as amended by Amendment No. 1 to Registration Statement on Form S-1, filed on July 3, 2023 (the “Registration Statement”), as set forth in the Staff’s letter dated July 6, 2023 (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced the Staff’s comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 2 (marked to show changes from the Registration Statement).

Amendment No. 1 to Registration Statement on Form S-1 Business

Data for selected competitor product candidates, page 120

1.	We note your revised disclosure on pages 120-121 which presents data from multiple other clinical drug candidates for the treatment of NASH. Given that you do not appear to have conducted head-to-head trials of your product candidate against any of the product candidates included in this disclosure, the inclusion of this information does not appear to be appropriate. Please remove this disclosure from the prospectus. You may cite competitor product candidates without presenting data from competitor clinical trials.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 120-121 of Amendment No. 2 to remove the disclosure from the prospectus in response to the Staff’s comment.

License agreement with Ascletis, page 121

2.	We note your disclosure indicating that in July 2023 you assigned additional patents and patent applications to Gannex. Please revise your disclosure to disclose the subject matter of the additional patents and patent applications assigned to Gannex.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 121-122 of Amendment No. 2 to disclose the subject matter of the additional patents and patent applications assigned to Gannex in response to the Staff’s comment.

Exhibits

3.	We note that Exhibit 10.24 appears to contain redactions. Please revise your exhibit index to disclose that this exhibit contains redactions. Please also file the July 2023 Assignment and Assumption Agreement referenced on page 122 as an exhibit to your registration statement. Alternatively, please tell us why this agreement is not required to be filed.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the exhibit index in Amendment No. 2 to indicate that Exhibit 10.24 contains redactions. The Company further advises the Staff that it has filed the July 2023 Assignment and Assumption Agreement as Exhibit 10.29 to Amendment No. 2 in response to the Staff’s comment.

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If you should have any questions regarding the enclosed matters, please contact me at (445) 207-7805.

Sincerely,

/s/ Rachael M. Bushey, Esq.
Rachael M. Bushey, Esq.

Enclosures

cc:	David Happel, Sagimet Biosciences Inc. Dennis Hom, Sagimet Biosciences Inc. Elizabeth Rozek, Sagimet Biosciences Inc. Marianne Sarrazin, Goodwin Procter LLP
Alicia Tschirhart, Goodwin Procter LLP John T. McKenna, Cooley LLP Natalie Y. Karam, Cooley LLP Denny Won, Cooley LLP